Filed by TCF Financial Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: TCF Financial Corporation Commission File No.: 001-39009 Date: December 14, 2020 EXECUTIVE VIDEO TRANSCRIPT Post on TCF One Voice: 12-14-2020 Remarks by Tom Shafer and Mike Jones in joint appearance with Steve Steinour. TOM: GOOD MORNING, WE HAVE SOME EXITING NEWS TO SHARE. BUT FIRST I WANT TO COMMEND AND THANK YOU FOR AN EXTRAORDINARY RUN OF SUCCESS DURING AN INCREDIBLY CHALLENGING PERIOD OF TIME FOR OUR BANK, AND OUR COUNTRY. THANKS TO YOUR GREAT TALENTS AND HARD WORK, WE SUCCESSFULLY ACHIEVED OUR GOAL OF CREATING ONE TCF AND ARE DOING A GREAT JOB BUILDING A STRONG, MIDWEST, TCF CULTURE. WE JOINED FORCES DURING A PANDEMIC, ECONOMIC DISRUPTION AND RACIAL RECKONING. THAT WASN’T EASY. BUT WE DID IT – AND MORE THAN THAT, WE RELENTLESSLY FOCUSED ON OUR PURPOSE TO HELP OUR CUSTOMERS AND OUR COMMUNITIES NAVIGATE THE STORM. THANK YOU. BELIEVE ME, WE KNOW NONE OF THIS HAS BEEN EASY ON YOU. CHANGE IS HARD, EVEN IN THE BEST OF TIMES. CHANGE CAN BE SCARY, EVEN WHEN IT’S FOR THE BEST – AS WAS THE TCF MERGER THAT WE FINALIZED JUST FOUR MONTHS AGO. IN TIMES LIKE THESE – AND IN AN INDUSTRY LIKE OURS – WE MUST CONSTANTLY EVOLVE AND GROW TO SERVE OUR CUSTOMERS AND OUR COMMUNITIES – AND TO GIVE EACH ONE OF YOU THE OPPORTUNITIES YOU DESERVE TO GROW YOUR CAREERS AND ACHIEVE YOUR ULTIMATE POTENTIAL. THAT IS WHY WE ANNOUNCE TODAY A MERGER WITH HUNTINGTON BANK TO CREATE A $170 BILLION MIDWEST POWER-HOUSE. WE WILL HAVE DUAL HEADQUARTERS IN DETROIT AND COLUMBUS, OHIO.

GARY TORGOW WILL BE THE BANK CHAIRMAN. MIKE JONES (WHO YOU WILL HEAR FROM SHORTLY) WILL JOIN ME ON THE HUNTINGTON TEAM. STEVE STEINOUR (WHO ALSO JOINS ME TODAY) WILL REMAIN THE CHAIRMAN, PRESIDENT, AND CEO OF THE HOLDING COMPANY AND CEO AND PRESIDENT OF THE BANK – OUR BANK. LOOK, I GET IT: THIS IS QUITE A LOT TO DIGEST SO SOON AFTER OUR TCF-CHEMICAL MERGER. YOUR HEADS ARE SPINNING WITH QUESTIONS. BEFORE TURNING THIS OVER TO STEVE AND MIKE, LET ME QUICKLY ADDRESS THREE GUT-CHECK ISSUES. FIRST: OUR JOBS. THE TWO BANKS COMBINED WILL HAVE MORE THAN 20,000 EMPLOYEES. WHAT DOES THAT MEAN FOR YOU? WHILE SOME DUPLICATIVE WORK WILL BE IDENTIFIED, DECISIONS ON LOCATION OF DEPARTMENTS AND PERSONNEL WILL BE MADE TOGETHER. WE WILL WORK TO TAKE THE BEST FROM BOTH COMPANIES. THIS IS TRULY A PARTNERSHIP AND WE KNOW WE WILL BE STRONGER TOGETHER. SECOND: OUR HEADQUARTERS AS YOU KNOW, WE’VE BROKEN GROUND ON A MONUMENTAL PROJECT IN DOWNTOWN DETROIT – A 20-FLOOR SKYSCRAPER HOUSING OUR NEW HEADQUARTERS. WE HAD PLANNED TO HOUSE 300 TEAM MEMBERS THERE AND LEASE OUT SEVERAL FLOORS. THE HEADQUARTERS WILL BE BUILT AS BIG AS EVER, AND GET THIS: IT WILL HOUSE AT LEAST 800 TEAM MEMBERS OF THE NEW COMPANY AND FILL EVERY FLOOR. THERE WILL BE NO TENANTS. IT’S OUR BUILDING, FROM TOP TO BOTTOM! THIRD: OUR COMMUNITIES ONE OF THE THINGS THAT MAKES THIS ENTERPRISE SPECIAL IS OUR COMMITMENT TO THE COMMUNITIES WE SERVE – ESPECIALLY DETROIT, MINNEAPOLIS-ST PAUL, AND MIDLAND. IN DETROIT, WE INSPIRED AND CONTRIBUTED TO THE STRATEGIC NEIGHBORHOOD FUND. WE PUT OUR NAME ON THE CITY’S CONVENTION CENTER – AND IN THE PROCESS REMOVED A REFERENCE TO A FORMER MAYOR KNOWN AS A SEGREGATIONIST IN THE 1950’S. IN MIDLAND, WE CAME TOGETHER TO SUPPORT OUR TEAM MEMBERS AND THE COMMUNITY FOLLOWING THE DEVASTING FLOODING LAST SPRING. WE HAVE A LONG HISTORY IN THIS COMMUNITY AND WE ARE NOT GOING ANYWHERE IN MINNESOTA, TCF HAS ITS DEEP MIDWESTERN ROOTS. OUR BANK WAS FOUNDED THERE IN 1923 AND IF ANYTHING, THIS MERGER WILL HELP US GROW EVEN STRONGER IN

THE TWIN CITIES. OUR NAME IS ON THE SIDE OF THE STADIUM WHERE THE UNIVERSITY OF MINNESOTA GOLDEN GOPHERS PLAY – AND OUR SUPPORT TO THE COMMUNITY AND ALL OF OUR TEAM MEMBERS WHO LIVE THERE REMAINS STEADFAST. UNDER TERMS OF THE AGREEMENT, THE NEW BANK WILL NOT ONLY KEEP ALL COMMUNITY COMMITMENTS – BUT HUNTINGTON WILL FUND A 50-MILLION-DOLLAR DONOR-ADVISED FUND AT THE COMMUNITY FOUNDATION FOR SOUTHEAST MICHIGAN TO SERVE THE NEEDS OF DETROIT AND ACROSS OUR COMBINED FOOTPRINT. OUR NEW COMPANY IS GOING TO BE THE MIDWEST POWERHOUSE, WITH GREATER ABILITY TO SERVE OUR CUSTOMERS, OUR COMMUNITIES AND DEVELOP OUR CAREERS. MIKE CAN YOU TELL US MORE ABOUT THE MERGER AND THEN INTRODUCE STEVE? MIKE: CERTAINLY, TOM. AND THANK YOU. I JUST WANT TO ECHO TOM’S SENTIMENTS ABOUT THIS TEAM. YOU ARE AN AMAZING COLLECTION OF GOOD AND TALENTED PEOPLE. YOU ARE WHAT DIFFERENTIATES US NOW AND WILL IN THE FUTURE AS A COMBINED COMPANY. STEVE AND HIS TEAM KNOW, AS WE DO, THAT THERE ARE TWO KEYS TO SUCCESS IN OUR INDUSTRY. THE FIRST IS SCALE: SCALE MATTERS. IT ENABLES US TO MAKE INVESTMENTS IN TECHNOLOGY, PRODUCT AND PROCESSES TO DELIVER ON THAT EXCEPTIONAL CUSTOMER EXPERIENCE THAT OUR MARKETPLACE DESERVES. THE NEW HUNTINGTON BANK WILL BE A MIDWEST POWERHOUSE DELIVERING AT SCALE:  GREATER PRODUCTS AND SERVICES  GREATER DIGITAL CAPABILITES  AND, MOST IMPORTANTLY, GREATER INVESTMENT IN OUR COMMUNITIES WHERE WE WORK AND LIVE THE SECOND KEY TO SUCCESS IS TALENT: SIZE ONLY MATTERS WHEN IT’S NURTURED AND LEVERAGED BY ENORMOUSLY TALENTED PEOPLE AND A CULTURE OF CARING. THAT CERTAINLY DESCRIBES TCF – AND HERE’S SOMETHING YOU’RE GOING TO DISCOVER IN THE COMING WEEKS: IT ALSO DESCRIBES THE MORE THAN 15-THOUSAND COLLEAGUES IN STEVE’S ORGANIZATION. THIS MERGER WILL GIVE OUR TEAM MEMBERS NEW OPPORTUNITES. THE NEW HUNTINGTON WILL NOT ONLY BE STRONGER AND BETTER POSITIONED, BUT BY JOINING FORCES, WE WILL BE A MORE VIBRANT, DYNAMIC WORKPLACE, WHERE CAREERS ARE BUILT AND BETTERED.

THE REASON WE NEGOTIATED THIS MERGER SO SOON AFTER COMPLETING THE LAST ONE WAS THAT THIS IS A ONCE-IN-A-GENERATION OPPORTUNITY TO UNITE TWO CULTURES INTO ONE COMPANY THAT WILL BE SINGULARLY FOCUSED ON THE SAME OBJECTIVES.  CARING FOR OUR CUSTOMERS  CARING FOR OUR COMMUNITIES  CARING FOR EACH OTHER. YOU MIGHT ALREADY KNOW THIS, BUT HUNTINGTON’S BRAND IS CENTERED ON THE WORD “WELCOME.” OURS FOCUSES ON THE FIRST TWO LETTERS. THEY SPELL “WE.” WE HAVE A GREAT OPPORTUNITY TO COME TOGETHER AS ONE, ONE ORGANIZATION WHERE IT ALL STARTS WITH WELCOME. WITH THAT, PLEASE ALLOW ME TO INTRODUCE STEVE STEINOUR, CHAIRMAN, PRESIDENT AND CEO OF HUNTINGTON BANK. STEVE? STEVE: STEVE STEINOUR: THANK YOU, MIKE AND TOM, AND WELCOME, EVERYONE. IT’S A PLEASURE TO JOIN YOU TO SHARE THIS EXCITING NEWS. I RECOGNIZE THE HARD WORK YOU’VE BEEN PUTTING IN FOR QUITE A WHILE, AND I KNOW THAT TODAY’S ANNOUNCEMENT IS A SURPRISE FOR MOST OF YOU. PLEASE KNOW THAT WE ARE COMMITTED TO BRINGING THE BEST OF BOTH COMPANIES TOGETHER. WE WERE IMPRESSED BY WHAT YOU’VE ACHIEVED. WE ALSO BELIEVE OUR TEAM MEMBERS ARE THE DRIVING FORCE BEHIND OUR SUCCESS. OUR BEST IDEAS COME FROM OUR TEAM MEMBERS. WE CALL THEM COLLEAGUES, BUT THAT MEANS FROM YOU. THIS MERGER PROVIDES US BOTH THE SCALE AND RESOURCES TO COMPETE AND WIN IN A RAPIDLY CHANGING INDUSTRY. TOM AND MIKE RIGHTLY TALKED ABOUT THE IMPORTANCE OF CULTURAL ALIGNMENT IN A MERGER LIKE OURS, AND I COULDN’T AGREE MORE. OUR VALUES CLEARLY ALIGN, AND TOGETHER WE’LL BUILD A CULTURE WE CAN BE PROUD OF.

WE’RE IN A PEOPLE BUSINESS. RELATIONSHIPS MATTER – HOW WE LOOK OUT FOR PEOPLE, HOW WE TAKE CARE OF PEOPLE, HOW WE LOOK OUT FOR EACH OTHER. AND WE ENHANCE THAT CONNECTION WITH PEOPLE THROUGH ENABLING THEM WITH TECHNOLOGY. AND THIS IS WHAT WE MEAN WHEN WE SAY PEOPLE-FIRST, DIGITALLY POWERED. WE’RE BOTH KNOWN FOR OUR STRONG CUSTOMER RELATIONSHIPS AND DELIVERING LOCALLY. WE’RE ALSO KNOWN FOR OUR DEEP COMMITMENT TO GIVING BACK TO OUR COMMUNITIES. AND EQUALLY IMPORTANTLY, WE BELIEVE THE DIVERSITY OF OUR TEAM MEMBERS ENABLES US TO BRING THE BEST IDEAS AND EXPERIENCES TO OUR BUSINESS. DIVERSITY, EQUITY AND INCLUSION ARE VITAL TO OUR FUTURE SUCCESS. THESE ARE SOME OF THE REASONS WE’RE SO EXCITED TO JOIN WITH YOU. BY COMBINING OUR BUSINESSES, WE’LL HAVE ADDITIONAL PRODUCTS AND SERVICES, BROADER GEOGRAPHIC REACH AND GREATER SCALE TO DRIVE MORE GROWTH, DEEPEN RELATIONSHIPS AND COMPETE FAR MORE EFFECTIVELY, AS TOM MENTIONED. ALL SUCCESSFUL MERGERS HAVE ONE THING IN COMMON, AND THAT IS A COMMITMENT TO LEVERAGE THE BEST OF BOTH COMPANIES. TALENT IS NOT DEPENDENT ON LOCATION. I BELIEVE THIS, AND HUNTINGTON ALREADY OPERATES UNDER A DISTRIBUTED EXECUTIVE, SEGMENT AND REGIONAL LEADERSHIP TEAM MODEL. MEMBERS OF OUR EXECUTIVE TEAM LIVE ACROSS OUR FOOTPRINT, AND LIKE TCF, THIS ALLOWS US TO HAVE A DEEP, PERSONAL PRESENCE THROUGHOUT OUR LOCAL MARKETS, AND I THINK THIS FLEXIBILITY HAS REAL BENEFIT FOR OUR TEAM MEMBERS, AS WELL. TOGETHER, WE’LL HAVE THE SCALE TO BOTH ACCELERATE OUR GROWTH AND TO PROVIDE ATTRACTIVE RETURNS TO OUR SHAREHOLDERS. THE MERGER WILL ACCELERATE AND INCREASE – MEANINGFULLY INCREASE – OUR ABILITY TO INVEST IN MOBILE AND DIGITAL TECHNOLOGIES TO ENHANCE THE CUSTOMER EXPERIENCE. WE’RE GOING TO INVEST INCREMENTALLY UP TO $150 MILLION IN DIGITAL OVER THE NEXT THREE YEARS. I KNOW YOU’LL HAVE A LOT OF QUESTIONS, AND AS YOU GET TO KNOW US, I HOPE YOU’LL FIND US TO BE A WARMLY WELCOMING COMPANY AS YOU ALSO LET HUNTINGTON GET TO KNOW YOU. AND IF I HAD TO SUM UP WHAT I THINK HUNTINGTON IS ALL ABOUT, I’D SIMPLY SAY “WELCOME.” IT’S NOT JUST A TAGLINE. IT’S A GUIDING PRINCIPLE – THE ETHOS OF OUR CULTURE, AND IT MEANS WELCOME TO ALL, ALWAYS. WELCOME TO ALL, ALWAYS.

ON BEHALF OF ALL MY HUNTINGTON COLLEAGUES, I EXTEND OUR WARMEST WELCOME TO EVERY ONE OF YOU. I WISH WE COULD BE WITH YOU IN PERSON, BUT THIS VIRUS COMPLICATES THINGS AND LIKELY WILL DO SO FOR A WHILE. WE’RE LOOKING FORWARD TO WORKING WITH YOU AND TO THE GREAT THINGS WE’LL DO TOGETHER TO SERVE OUR CUSTOMERS, OUR COMMUNITIES AND EACH OTHER. THANK YOU. THANK YOU VERY MUCH. TOM: THANK YOU, STEVE. THAT WAS INSPIRING. TO ALL OF OUR TEAM MEMBERS WATCHING THIS VIDEO, WHETHER YOU ARE IN OUR BANKING CENTERS, AT YOUR KITCHEN TABLE, IN A FRONT OFFICE, OR WHEREVER YOU MAY BE: WE KNOW YOU WILL HAVE A LOT OF QUESTIONS AND CONCERNS OVER THE COMING WEEKS. WE COMMIT TO YOU THAT WE WILL KEEP YOU INFORMED OF DEVELOPMENTS AND WILL SHARE INFORMATION WITH YOU AS SOON AS WE CAN. WATCH YOUR EMAIL AND OUR ONE VOICE INTRANET SITE FOR REGULAR UPDATES. WE ARE ALL ON THIS JOURNEY TOGETHER. STAY WELL. STAY SAFE. I HOPE YOU WILL TAKE SOME TIME OFF WITH YOUR FAMILIES OVER THE HOLIDAYS TO REST AND CELEBRATE THIS MOST SPECIAL TIME OF YEAR. THANK YOU! CAUTION REGARDING FORWARD-LOOKING STATEMENTS This communication may contain certain forward-looking statements, including, but not limited to, certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, the plans, objectives, expectations and intentions of TCF and Huntington, the expected timing of completion of the transaction, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, and uncertainties. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as expect, anticipate, believe, intend, estimate, plan, target, goal, or similar expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995. While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements: changes in general economic, political, or industry conditions; the magnitude and duration of the COVID-19 pandemic and its impact on the global economy and financial market conditions and our business, results of operations, and financial condition; uncertainty in U.S. fiscal and monetary policy, including the interest rate policies of the Federal Reserve Board; volatility and disruptions in global capital and credit markets; movements in interest rates; reform of LIBOR; competitive pressures on product pricing and services; success, impact, and timing of our business strategies, including market acceptance of any new products or services; the nature, extent, timing, and results of governmental actions, examinations, reviews, reforms, regulations, and interpretations, including those related to the Dodd-Frank Wall Street Reform and Consumer Protection Act and the Basel III regulatory capital reforms, as well as those involving the OCC, Federal Reserve, FDIC, and CFPB; the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement between TCF and Huntington; the outcome of any legal proceedings that may be instituted against TCF or Huntington; delays in completing the transaction; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction); the failure to obtain shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where TCF and Huntington do business; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; the ability to complete the transaction and integration of TCF and Huntington successfully; and other factors that may affect the future results of TCF and Huntington. Additional factors that could cause results to differ materially from those described above can be found in TCF’s Annual Report on Form 10-K for the year ended December 31, 2019 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended September 30, 2020, each of which is on file with the SEC and available on TCF’s investor relations website, ir.tcfbank.com, under the heading “Financial Information” and in other documents TCF files with the SEC, and in Huntington’s Annual Report on Form 10-K for the year ended December 31, 2019 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended September 30, 2020, each of which is on file with the Securities and Exchange Commission (the “SEC”) and available in the “Investor Relations” section of Huntington’s website, http://www.huntington.com, under the heading “Publications and Filings” and in other documents Huntington files with the SEC. All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither TCF nor Huntington assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

IMPORTANT ADDITIONAL INFORMATION In connection with the proposed transaction, Huntington will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of TCF and Huntington and a Prospectus of Huntington, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving TCF and Huntington will be submitted to TCF’s shareholders and Huntington’s shareholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS AND SHAREHOLDERS OF TCF AND SHAREHOLDERS OF HUNTINGTON ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about TCF and Huntington, without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to TCF Investor Relations, TCF Financial Corporation, 333 W. Fort Street, Suite 1800, Detroit, Michigan 48226, (866) 258-1807 or to Huntington Investor Relations, Huntington Bancshares Incorporated, Huntington Center, HC0935, 41 South High Street, Columbus, Ohio 43287, (800) 576-5007. PARTICIPANTS IN THE SOLICITATION TCF, Huntington and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of TCF and Huntington in connection with the proposed transaction under the rules of the SEC. Information regarding TCF’s directors and executive officers is available in its definitive proxy statement relating to its 2020 Annual Meeting of Shareholders, which was filed with the SEC on March 25, 2020, and other documents filed by TCF with the SEC. Information regarding Huntington’s directors and executive officers is available in its definitive proxy statement relating to its 2020 Annual Meeting of Shareholders, which was filed with the SEC on March 12, 2020, and other documents filed by Huntington with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.